SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From November 11 to November 30, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance (**)

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				8,749,435	0.0559	0.0559
Shares	Common				17,820,650	0.1138	0.1138

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	J.P. Morgan	Sell	27	3,455	17.31	59,806.05
			Total Sell		3,455	59,806.05

Final Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				8,749,435	0.0559	0.0559
Shares	Common				17,817,195	0.1138	0.1138

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

(**) On July 30, 2013, the shareholders of Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”) approved the merger into Ambev S.A. of all the outstanding shares issued by Companhia de Bebidas and not held by Ambev S.A. (“Stock Swap Merger”). As a result of the Stock Swap Merger, the Companhia de Bebidas shareholders received five Ambev S.A. common shares in exchange for each Companhia de Bebidas common or preferred share, and holders of ADRs representing common or preferred shares of the Companhia de Bebidas, received five Ambev S.A. ADRs in exchange for each Company ADR. On October 30, 2013, CVM granted Ambev’s registration as a public-held company and its shares and ADRs began to be traded, respectively, in the BM&FBOVESPA and in the NYSE on November 11, 2013. The shares issued by the Companhia de Bebidas have no longer been traded on the traditional segment of BM&FBOVESPA on November 8, 2013. As of November 11, 2013, the stock participation informed as “Initial Balance” reflects the original stock participation held with regards to Companhia de Bebidas, adjusted according the five Ambev S.A. shares for each Companhia de Bebidas share ratio.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From November 11 to November 30, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Ambev S.A.
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance (**)

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				11,219,706,065	71.6338	71.6338

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	According Minute	Buy (Exchange)	28	15,400	0.00	0.00
			Total Buy		18,855	0.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				11,219,721,465	71.6339	71.6339

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(**) On July 30, 2013, the shareholders of Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”) approved the merger into Ambev S.A. of all the outstanding shares issued by Companhia de Bebidas and not held by Ambev S.A. (“Stock Swap Merger”). As a result of the Stock Swap Merger, the Companhia de Bebidas shareholders received five Ambev S.A. common shares in exchange for each Companhia de Bebidas common or preferred share, and holders of ADRs representing common or preferred shares of the Companhia de Bebidas, received five Ambev S.A. ADRs in exchange for each Company ADR. On October 30, 2013, CVM granted Ambev’s registration as a public-held company and its shares and ADRs began to be traded, respectively, in the BM&FBOVESPA and in the NYSE on November 11, 2013. The shares issued by the Companhia de Bebidas have no longer been traded on the traditional segment of BM&FBOVESPA on November 8, 2013. As of November 11, 2013, the stock participation informed as “Initial Balance” reflects the original stock participation held with regards to Companhia de Bebidas, adjusted according the five Ambev S.A. shares for each Companhia de Bebidas share ratio.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From November 11 to November 30, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance (**)

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		6,825	0.0000	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		6,825	0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(**) On July 30, 2013, the shareholders of Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”) approved the merger into Ambev S.A. of all the outstanding shares issued by Companhia de Bebidas and not held by Ambev S.A. (“Stock Swap Merger”). As a result of the Stock Swap Merger, the Companhia de Bebidas shareholders received five Ambev S.A. common shares in exchange for each Companhia de Bebidas common or preferred share, and holders of ADRs representing common or preferred shares of the Companhia de Bebidas, received five Ambev S.A. ADRs in exchange for each Company ADR. On October 30, 2013, CVM granted Ambev’s registration as a public-held company and its shares and ADRs began to be traded, respectively, in the BM&FBOVESPA and in the NYSE on November 11, 2013. The shares issued by the Companhia de Bebidas have no longer been traded on the traditional segment of BM&FBOVESPA on November 8, 2013. As of November 11, 2013, the stock participation informed as “Initial Balance” reflects the original stock participation held with regards to Companhia de Bebidas, adjusted according the five Ambev S.A. shares for each Companhia de Bebidas share ratio.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer